UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Beasley Broadcast Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $.001 per share

(Title of Class of Securities)

074014101

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❒    Rule 13d-1(b)

❒    Rule 13d-1(c)

☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would later disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bruce G. Beasley

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 850,236 (1) 6. Shared Voting Power 803,556 (2) 7. Sole Dispositive Power 850,236 (1) 8. Shared Dispositive Power 803,556 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,653,792

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.2% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 356,736 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 356,736 shares of Class B Common Stock beneficially owned by the Reporting Person; (ii) options to purchase 487,500 shares of Class A Common Stock beneficially owned by the Reporting Person; (iii) 3,000 shares of Class A Common Stock beneficially owned by the Reporting Person; and (iv) 3,000 shares of Class A Common Stock owned by the Reporting Person’s children which are beneficially owned by the Reporting Person.

(2)	Represents shares of Class A Common Stock issuable upon conversion on a one-for-one basis of shares of Class B Common Stock held by the George Beasley Estate Reduction Trust, of which the Reporting Person is a co-trustee.

(3)	The percentage of the Issuer’s Class A Common Stock beneficially owned by the Reporting Person is based on 9,088,490 shares of Class A Common Stock outstanding, consisting of: (i) 7,440,698 shares of Class A Common Stock outstanding as of the date hereof; (ii) 356,736 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 356,736 shares of Class B Common Stock beneficially owned by the Reporting Person; (iii) 803,556 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 803,556 shares of Class B Common Stock held by the George Beasley Estate Reduction Trust beneficially owned by the Reporting Person; and (iv) 487,500 shares of Class A Common Stock issuable upon exercise of options to purchase 487,500 shares of Class A Common Stock beneficially owned by the Reporting Person.

Item 1.

(a)	Name of Issuer: Beasley Broadcast Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 3033 Riviera Drive, Suite 200; Naples, Florida 34103

Item 2.

(a)	Name of Person Filing: Bruce G. Beasley

(b)	Address of Principal Business Office or, if none, Residence: 3033 Riviera Drive, Suite 200; Naples, Florida 34103

(c)	Citizenship: United States

(d)	Title of Class of Securities: Class A Common Stock, par value $.001 per share

(e)	CUSIP Number: 074014101

Item 3.     If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	❒ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	❒ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	❒ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	❒ Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	❒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	❒ An employee benefit plan or endowment fund in accordance §240.13d-1(b)(1)(ii)(F);

(g)	❒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	❒ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	❒ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	❒ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,653,792

(b)	Percent of class: 18.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 850,236.

(ii)	Shared power to vote or to direct the vote 803,556.

(iii)	Sole power to dispose or to direct the disposition of 850,236.

(iv)	Shares power to dispose or to direct the disposition of 803,556.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ❒

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the

Parent Holding Company

Not applicable.

Item 8.     Identification and Classification of Members of the Group

Not applicable.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.     Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003
Date

/s/ Bruce G. Beasley
Signature

Bruce G. Beasley